UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9c

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

TECHTEAM GLOBAL, INC.
(Name of Subject Company)

TECHTEAM GLOBAL, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

878311109
(CUSIP Number of Class of Securities)

 Michael A. Sosin, Esq.
Corporate Vice President, General Counsel & Secretary
TechTeam Global, Inc.
27335 West 11 Mile Road
Southfield, Michigan 48033
(248) 357 2866

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jeffrey R. Katz
Ropes & Gray LLP
Prudential Tower, 800 Boylston Street
Boston, MA 02199-3600
(617) 951 7072

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of the following document relating to a planned tender offer by Platinum Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Stefanini International Holdings Ltd, a company incorporated and registered in England and Wales (“Stefanini”), to purchase all outstanding shares of common stock, par value $0.01 per share, of TechTeam Global, Inc., a Delaware corporation (the “Company”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of November 1, 2010, by and among Stefanini, the Purchaser and the Company (the “Merger Agreement”):

1.
Joint Proposed Amended Merger Overview Presentation by Stefanini and TechTeam to TechTeam Customers, amending the Joint Proposed Merger Overview Presentation attached to the Schedule 14D9-c filed on November 4, 2010.

The following slide deck is the Joint Proposed Amended Merger Overview Presentation by Stefanini and TechTeam to TechTeam Customers, amending the Joint Proposed Merger Overview Presentation attached to the Schedule 14D9-c filed on November 4, 2010.

Stefanini - TechTeam
Proposed Merger Overview

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Disclosures

NOTE TO INVESTORS

The tender offer to purchase shares of TechTeam Global, Inc. (the "Company") common stock referenced in this presentation has not yet commenced, and this presentation is neither an offer to purchase, nor a solicitation of an offer to sell, any securities. The tender offer to purchase shares of TechTeam Global common stock will be made only pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer (the "Tender Offer Statement"), which Platinum Merger Sub, Inc., a wholly-owned subsidiary of Stefanini International Holdings Ltd, will file with the SEC and mail to TechTeam Global stockholders. At the time the tender offer is commenced, TechTeam Global will file a Solicitation / Recommendation Statement with respect to the tender offer (the "Recommendation Statement"). Security holders of TechTeam Global are advised to read the Tender Offer Statement and Recommendation Statement when they become available, because they will contain important information about the tender offer. Investors and security holders of TechTeam Global also are advised that they may obtain free copies of the Tender Offer Statement and other documents filed by Platinum Merger Sub, Inc. with the SEC (when these documents become available) and the Recommendation Statement and other documents filed by Stefanini International Holdings Ltd (when these documents become available) on the SEC's website at http://www.sec.gov. In addition, free copies of the Tender Offer Statement and related materials may be downloaded (when these documents become available) from TechTeam Global's website at: http://www.techteam.com/investors/sec-filings; and free copies of the Recommendation Statement and related materials may be obtained (when these documents become available) from TechTeam Global by written request to: TechTeam Global, Inc., Attn: Investor Relations, 27335 West 11 Mile Road, Southfield, Michigan 48033.

FORWARD-LOOKING STATEMENTS

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Stefanini to Make Tender Offer for TechTeam

- **TechTeam's board of directors has unanimously approved a definitive agreement clearing the way for Stefanini International Holdings Ltd (dba Stefanini IT Solutions[1]) to launch a cash tender offer for TechTeam**
  - Fully supported by TechTeam management
  - Result of the board and management's evaluation of various strategic alternatives for the benefit of all stakeholders
  - Stefanini will offer $8.35 per share of TEAM common stock (expect filing by November 12th)
  - The transaction is expected to close before year-end
- **The proposed combination of Stefanini IT Solutions and TechTeam Global**
  - Provides a broader service offering and expanded geographic coverage for clients
  - Creates more opportunities for employees
  - Maximizes shareholder value
- **We are committed to**
  - Ensuring stability, continuity and consistency as we integrate the two companies to achieve increased long-term value for our customers

Note 1: Stefanini IT Solutions is comprised of two holding companies, both under common control of the Stefanini family. Stefanini Participações Ltda. is headquartered in Brazil and owns the Stefanini Brazilian operational entities. Stefanini International Holdings Ltd is headquartered in the United Kingdom and owns the Stefanini international operational entities located outside of Brazil. All financial, employee and other information presented for Stefanini IT Solutions represents information for the combined group.

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Stefanini IT Solutions Profile

Mature and capable, mid-sized global service provider

- **Founded in 1987**
  - Founder led – Marco Stefanini
  - Privately held
  - 2009 revenue: $380 million
  - 29% CAGR over last 10 years
- **Services**
  - Outsourcing – ITO & BPO
  - Integration and Development
  - IT Consulting
- **Geographic Scope**
  - Global headquarters in Sao Paulo, Brazil
  - Presence in 17 countries
  - Strong global expansion initiative
- **+9,400 employees worldwide**
- **+320 active clients**

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Stefanini: Impressive Top Line Historical Growth

CAGR: 32%
R$ 220
US$ 125 m
2005
R$ 277
US$ 157 m
2006
R$ 344
US$ 195 m
2007
R$ 479
US$ 271 m
2008
R$ 670
US$ 380 m
2009

- Gross revenues have experienced consistent growth from 2005 to 2009 (32% CAGR)
- Always profitable with healthy cash flow generation
- 2010 revenues are expected to reach US$460 m
- All financial results are for the combined Stefanini IT Solutions entities

Note 1: Amounts in R$ mm unless otherwise noted
Note 2: Conversion to US$ based on current exchange rate of R$ 1.76/US$; Source: Oanda.com

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Stefanini / TechTeam Combination

Stefanini

Merger would create a stronger and more capable global service partner

- **Aligned in terms of customers and culture**
  - Target the same type of customers – medium to very large, and global companies
  - Strong customer partnerships enabled by
    - Customer focus
    - Flexibility, agility and responsiveness
    - Mature program governance
- **Enhanced geographic coverage**
  - Needs and strengths of each company fit well together
  - Direct presence expands to 27 countries
- **Broader portfolio of complementary services**
  - Strong alignment of service capabilities with both common and complementary services
- **Increased financial strength**
  - Merged company will be privately held with increased stability, scale, and ability to invest and innovate

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Quick Facts

	Current Companies		New Combined
	Stefanini IT Solutions	TechTeam Global	Stefanini IT Solutions
Founded	1987	1979	
Employees	9,400	2,200	11,600
Countries	17	16	27
Customers	320	80	400
Revenue (2009)	$380M	$135M	$515M

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Customers and Industries Served

Strong client list and broad industry expertise

- Top ten customers for each company:

Stefanini		TechTeam	
Petrobras	Santander	Ford	John Deere
Telefonica	Gerdau Ameristeel	Alcoa	Proximus
HSBC	Bradesco Bank	Travelport	Philip Morris
CEF	Itau Unibanco Bank	Jaguar Land Rover	Ernst & Young
Dell	FIAT	Essilor	Sanofi Aventis

- Combined key industries served:

Automotive	Manufacturing	Services
Consumer Products	Oil & Gas	Technology
Financial Services	Power & Utilities	Telecom
Life Sciences	Retail & Hospitality	Travel & Transportation

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Expanded Geographic Coverage

Countries by Region

	Stefanini	TechTeam	Combined
North America	3	2	3
South/Central America	7	1	7
EMEA	6	10	13
Asia-Pacific	1	3	4
Total	17	16	27

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TechTeam-Stefanini Combined Global Presence

62 locations in 27 countries

Denmark
Kobenhavn
Belgium
Antwerp
Brussels
Germany
Cologne
UK
London
Bracknell
Brentwood
Solihull
Switzerland
Neuchatel
Sweden
Stockholm
Poland
Krakow
Warsaw
Canada
Toronto
Quebec
France
Paris
Romania
Bucharest
Galati
Sibiu
China
Nanjing
Shanghai
US
Atlanta
Chicago
Davenport
Dearborn
Ft Lauderdale
New York
Southfield
Portugal
Lisbon
Spain
Madrid
Italy
Rome
Mexico
Guadalajara
Mexico City
Monterrey
Queretaro
Venezuela
Caracas
India
Bangalore
Philippines
Manila
Panama
Panama City
Colombia
Bogota
Peru
Lima
Argentina
Buenos Aires
Cordoba
Chile
Santiago
Brazil
Alphaville
Belo Horizonte
Brasilia
Curitiba
Fortaleza
Jaguariuna
Macaé
Pocos De Caldas
Porto Alegre (2)
Recife
Rio de Janeiro
Salvador
Sao Paulo (5)
Africa
Angola
Australia
Melbourne
Global Delivery Network
16 HQ / Service Centers Across 10 Countries
Argentina
Belgium
Brazil
Chile
India
México
Philippines
Peru
Romania
USA

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Broader and Stronger Service Portfolio

Aligned and Complementary Service Offerings

	Stefanini	TechTeam	Combined
ITO			
Service Desk	Strong	Strong	**Strong**
Infrastructure Management	Strong	Moderate	**Strong**
Application Management	Strong	Limited	**Strong**
BPO			
Technical Support	Strong	Strong	**Strong**
Non Technical	Moderate	N/A	**Moderate**
Integration & Development			
Integration & Development	Strong	Limited	**Strong**
Consulting			
SAP & Oracle	Strong	N/A	**Strong**
CA EITM	N/A	Strong	**Strong**

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Industry Recognition

The combined set of industry recognitions is impressive

- **Gartner**
  - "Leaders Quadrant" - Help Desk Outsourcing, North America
  - "Leaders Quadrant" - Desktop Outsourcing Services, North America
  - "Visionaries Quadrant" - Help Desk Outsourcing, Europe
- **Datamonitor's Black Book of Outsourcing**
  - Global Top 50 Outsourcing Provider for three consecutive years
  - #1 Globally in Help Desk Outsourcing for Tier 1 and Mid Tier customers
  - #1 Globally in IT Infrastructure Outsourcing for Mid Tier customers
  - #1 Latin American ITO service provider
- **Frost and Sullivan**
  - Excellence in Globalization 2010 - in recognition of Stefanini's international expansion and the company's best practices
- **Other organizations**
  - Leaders category in the International Association of Outsourcing Professionals, Global Outsourcing 100 service providers list
  - Nearshore Americas - Marco Stefanini (President and Founder) and Antonio Moreira (U.S. CEO) ranked among the 50 most influential executives in the Nearshore Outsourcing Industry

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Integration Plan

From Day 1, stability, continuity and consistency… leading to greater opportunity

Stability	• Companies align well • Careful integration of service portfolio and operations over time • No disruption or distraction
Continuity	• No planned changes to client service management or delivery operations • Management team will remain intact • Organization structure will stay simple, clear and flat
Consistency	• Continued focus on execution to meet or exceed our commitments • Maintain core values of flexibility, agility and responsiveness
Opportunity	• Merged companies create the opportunity for enhanced customer value • Complementary services, broader geographic coverage and innovation

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Appendix: Stefanini Background

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Company Overview

GLOBAL PRESENCE

- 40 Offices in 17 countries (Americas, Europe, Africa, and Asia)
- U.S. Offices in Ft. Lauderdale, Atlanta, Chicago, and New York
- Founded in 1987, Global Headquarters in Sao Paulo, Brazil

CORE SERVICES

- Onshore and Nearshore IT Consulting, Systems Integration and Outsourcing

WORKFORCE

- Over 9,400 employees globally specialized across a wide variety of technologies

FINANCIALS

- 2009 Global revenues of US$ 380 million
- 100% Debt free, always with positive cash flow from operations
- CAGR of 32% since 2005

EXPERIENCE

- Over 320 active clients globally across several industries including Financial Services, Manufacturing, Technology, Oil & Gas, Retail, and others

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Stefanini History

2010: Acquisitions / Organic growth / Continuation of globalization process

2008: Organic Growth and International Expansion – Canada

2006: International expansion – United Kingdom and India

2005: CMMI – Level 5 (first Brazilian firm to achieve this certification)

2003: International expansion – Spain, Portugal and Italy

2001: International expansion – Peru, Colombia and United States

2000: International expansion – Chile and México

1996: ISO 9001 Certification; International expansion – Argentina

1995: Domestic expansion – Campinas, Curitiba and Porto Alegre

1994: Development of customized solutions for systems and applications (software factories)

1990: Development and maintenance of applications systems business

1989: Opening of first office

1987: Stefanini IT Solutions founded

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Stefanini Offerings

OUTSOURCING

Application Life Cycle Management
- Support
- Maintenance
- Development

Infrastructure Administration
- Service Desk
- Data Center Management
- Field Services

BPO
- Finance and Accounting
- Document Processing
- Customer/Product Support
- Human Resources

SYSTEMS INTEGRATION AND DEVELOPMENT

Tailor-Made Software Development

Systems Integration Projects (SOA)

Content Management Portals
- Vignette
- Sharepoint
- SAP
- Websphere

CONSULTING

SAP Consulting Services
- Implementation
- Roll-Out / Upgrade Projects

Oracle ERP Consulting Services
- Implementation
- Roll-Out / Upgrade Projects

Spot Consulting

Architecture Consulting Services (SOA)

Strategic Staffing – Applications, Infrastructure, ERPs

SAP - ORACLE – JD Edwards – Dot Net – ASP – Cobol – Java/J2EE - Sql Server – LAN/WAN/NW Adm – NT Support – Unix – Web Methods – Weblogic – Service Desk Support Tier I, II and III – C, C#, C++, PL/Sql – VB - Visual C++ - PMP – Cognos – TM1 – Oracle – Sharepoint – BizTalk – Xgen - Forms – SAS – PL/SQL – Documentum – CICS – Cobol – DB2 – MVS – Natural – Rational – QA – Testers / Test Analysts - others

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Experience in Major Business Verticals

Financial Services 30%

Telecom 11%

Oil & Gas 12%

Manufacturing 23%

Technology 8%

Utilities 5%

Services 5%

Government 6%

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Global Presence

40 Offices in 17 Countries

Canada
Montreal
UK
London
Belgium
Antwerp
Spain
Madrid
Portugal
Lisbon
Italy
Rome
USA
Atlanta
New York
Fort Lauderdale
Chicago
Mexico
Mexico City
Monterrey
Queretaro
Guadalajara
Panama
Panama City
Venezuela
Caracas
Colombia
Bogota
India
Bangalore
Brazil
Sao Paulo (5)
Jaguariuna
Alphaville
Rio de Janeiro
Belo Horizonte
Uberlandia
Curitiba
Porto Alegre (2)
Salvador
Recife
Fortaleza
Brasilia
Africa
Angola
Peru
Lima
Chile
Santiago
Argentina
Buenos Aires
Cordoba

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Long Term Client Relationships

Stefanini focuses on long term relationships with its clients

The Company has relationships with over 320 active clients including the following:

OVER 10 YEARS

- SAP
- Johnson & Johnson
- Caterpillar
- Gerdau
- GE
- Bradesco Seguros e Previdência
- Kraft
- P&G
- TIM
- 3M
- CNH Case New Holland
- Roche
- Mapfre
- Unibanco AIG Seguros & Previdência
- Oracle
- Renault
- BR Petrobras
- Embraer
- Telefónica
- Unilever
- Bradesco
- TRW

OVER 7 YEARS

- citibank
- Boehringer Ingelheim
- AES
- Alcoa
- SulAmérica
- Dell
- World's largest Technology Company
- Xerox
- Bayer
- sanofi aventis
- Exxon
- Firestone
- Repsol
- Santander
- Danone
- BBVA
- Microsoft
- Motorola
- Itaú Unibanco
- Novartis
- CPFL Energia
- Allianz
- Folha de S.Paulo

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Human Resources

STEFANINI RESOURCE MANAGEMENT PORTAL

Web-based tool used to source, recruit, manage, and retain top talent

Large pool of resources specialized across several technologies

Interactive Communication channel that stimulates knowledge sharing and learning

Staff profile

Junior
15%
Mid-
Level
45%
Experts
40%

9,400 EMPLOYEES

Technology Platform

Mainframe
30%
60%
10%
Client Server
Web/Mobility

CAREER PLANING & TRACKING

- Periodic appraisal review
- Behavioral and technical training
- Coaching and environmental support
- Job rotation

HIGH RETENTION RATE

86%

CLIENT SERVICES

- Onsite HR for higher staff level locations
- Onboarding (background checks, coaching, logistics)
- Progress reports
- Deboarding (cross-training, shadowing)

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Market Recognition

100

- 2010 The Global Outsourcing 100

- Listed among the World's 100 Leading Outsourcing Companies by the International Association of Outsourcing Professionals as published on Fortune Magazine
- Top 20 provider for the Discrete Manufacturing Vertical
- Top 5 – Leaders in South America

Stefanini
TOP LATIN AMERICAN ITO VENDORS
Top honors overall 2009
BLACK BOOK
OUTSOURCING

- The Black Book of Outsourcing – #1 Latin American ITO Service Provider in 2009

- Ranked 1st Place in 9 out of 18 categories, including: Vendor Overall Preference; Training Program; Breadth of offerings, client types, delivery excellence; Scalability, client adaptability, flexible pricing ; Reliability; Viability; Data security and backup services; Support and customer care; Best of breed technology and process improvement

- The Black Book of Outsourcing – Top 10 ITO Global End to End

Ranked Top 10 global end to end IT Outsourcing provider

FROST & SULLIVAN
2010
BEST
PRACTICES
AWARD

- Frost and Sullivan – Excellence in Globalization 2010

In recognition of Stefanini's international expansion and the company's best practices

TOP 50 POWER RANKINGS

- **Nearshore Americas:** Marco Stefanini (President and Founder) and Antonio Moreira (U.S. CEO) ranked among the 50 most influential executives in the Nearshore Outsourcing Industry.

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Market Recognition (cont.)

TOP 10 ITO: GLOBAL END TO END

2006 RANK	COMPANY
1	IBM Global
2	Satyam
3	Hewlett Packard
4	CSC
5	Infosys
6	EDS
7	Unisys
8	Wipro
9	Stefanini IT Services
10	CGI

BACK TO MAIN SUB-LISTS

THE
BLACK BOOK
OF
OUTSOURCING
How to Manage the Changes, Challenges, and Opportunities
DOUGLAS BROWN AND SCOTT WILSON

1st
Place
Stefanini
IT Solutions
TOP LATIN AMERICAN ITO VENDORS
Top honors overall 2009
THE
BLACK BOOK
OF
OUTSOURCING

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Brazilian Market Leader in Software Development

Stefanini has been recognized as the best software development and systems integration company in Brazil for the last five years.

2005

INTEGRAÇÃO, DESENVOLVIMENTO E FÁBRICA DE SOFTWARE

BRASIL NO TOPO DA INTEGRAÇÃO

A brasileira Stefanini bateu a gigante global Accenture por 25 pontos e garantiu um lugar verde-amarelo no alto do pódio

1	Stefanini	228
2	Accenture	203
3	IBM/Pricewaterhouse	150
4	CPM	97
5	Softtek	70
6	Atos Origin	61
7	Unisys	60

Número de marcas concorrentes: 29

2006

INTEGRAÇÃO, DESENVOLVIMENTO E FÁBRICA DE SOFTWARE

A STEFANINI OLHA PARA FORA

A venced ora da categoria registrou uma receita de 247 milhões de reais no ano passado. E vem levando os bits brasileiros para fora dos pais com intensidade. A última investida internacional da Stefanini é Londres, o quarto escritório da empresa na Europa. Entre as 30 marcas pesquisadas, apenas oito tiveram fôlego para entrar no ranking.

1	Stefanini	216
2	Accenture	179
3	IBM	133
4	CPM	71
5	Unisys	70
6	Softtek	68
7	G&P	61

Número de marcas concorrentes: 30

2007

FÁBRICA DE SOFTWARE, DESENVOLVIMENTO E INTEGRAÇÃO

Satisfazer empresas não é tarefa fácil para integradores, desenvolvedores e fábricas de software. Dos 29 nomes listados na Pesquisa **INFO**, apenas sete atingiram a pontuação para figurarem o ranking. A **Stefanini** se destacou.

1	Stefanini	224
2	Accenture	160
3	IBM	135
4	Softtek	86
5	G&P	83
6	CPM	72
7	Atos Origin	58

Número de marcas concorrentes: 29

2008

INTEGRAÇÃO, DESENVOLVIMENTO E FÁBRICA DE SOFTWARE

Das 28 concorrentes da categoria, só cinco somaram o mínimo de 50 pontos. Quem aparece no topo é a brasileira Stefanini, que se prepara para abrir o capital na Bovespa em 2008.

1	Stefanini	203
2	Accenture	140
3	IBM	110
4	CPM Braxis	103
5	G&P	76

Número de marcas concorrentes: 28

2009

INTEGRAÇÃO, DESENVOLVIMENTO E FÁBRICA DE SOFTWARE

Das 26 concorrentes da categor ia, A Stefanini conquistou o primeiro lugar e m Integração, Desenvolvimento e Fábrica de Software

1	Stefanini	243
2	CPM Braxis	216
3	Accenture	182
4	IBM	158
5	GP TI (G&P)	77

Número de marcas concorrentes: 26

Competing against some of the biggest and best IT Services Companies with operations in Brazil, Stefanini was recognized as the best in the Integration, Development and Software Production Category

Source: InfoExame, IT Magazine from Exame Magazine Editora Abril

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Multiple Growth Drivers

Stefanini's growth drivers include the following:

Organic growth

- Increase penetration in existing markets
- Grow in the value chain of existing services

New services

- Enter/develop new services or complementary segments
- Business verticals

New markets

- Expand to new markets
  - *Onshore*
  - *Offshore*
  - Export

Consolidation

- Lead market consolidation process
  - Fragmented market
  - Potential acquisitions

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CEO, President and Founder

Marco Antonio Stefanini

- **President & CEO – Stefanini IT Solutions**
- **Founder & Vice President – Brazilian Association of Information Technology and Communication Companies (Brasscom)**
- **Member – US-Brazil CEO Forum (Led by President of Brazil). This forum is composed of CEOs of varying industries with the objective to foster integration of business between Brazil and the U.S. Mr. Stefanini represents the Information Technology Industry for Brazil**
- **Member – Brazil-UK group of CEOs, for which Mr. Stefanini coordinates the Brazilian CEOs**

Stefanini IT Solutions, founded over 20 years ago, has evolved into one of the largest IT companies in Brazil. The company continues to embody the entrepreneurial spirit of its founder, current President and CEO, Marco Stefanini.

Mr. Stefanini earned his bachelors degree from the Engineering University of Sao Paulo – USP. His career in IT started as a trainee at Bradesco Bank, the largest private bank in Brazil. Mr. Stefanini later held positions at Engesa and other large companies in Brazil where he worked in various roles of increasing responsibility obtaining technical expertise in data processing, performance analysis, capacity planning and technical support.

As Stefanini's CEO, Mr. Stefanini has guided the company through several crises and economic challenges affecting both the company as well as the Brazilian IT industry overall. Competing against multinational giants, Mr. Stefanini was able to find niche markets for the company's services and built a robust service portfolio, enabling Stefanini IT Solutions to expand in Brazil and abroad and making it one of the first Brazilian multinationals in the IT outsourcing sector.

With a strong coherent vision to provide services that value the ethos of the company's employees and professionals, Mr. Stefanini defines Stefanini IT Solutions as a "Relationship Company". Based on this positioning and rigorous ethics and awareness of corporate social responsibility, Stefanini IT Solutions is well-respected in the industry and recognized by its professionals, partners, clients and the market through awards and an excellent reputation.

As further proof of his strategic vision, Mr. Stefanini created the Stefanini Institute, a non-profit organization whose aim is to provide opportunities to disadvantaged children in the community through IT-focused courses. The Stefanini Institute is certified by Abrinq (Brazilian Association of Toy Manufacturers) as a "Friend of the Children Company". In the same spirit, Mr. Stefanini has also associated the company with the Ethos Institute of Business and Social Responsibility, and has contributed to the dissemination of the enterprise social responsibility concept in the Brazilian market.

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US-Brazil CEO Forum

- 1st Meeting was in Brasilia (DF) in October 2007, with the participation of former Brazilian President Luis Inácio Lula da Silva
- Stefanini CEO Mr. Marco Stefanini represents Brazilian IT Industry

Glaucio Dettmar/APEX

BRAZIL CEOs		USA CEOs	
Josué Gomes da Silva	**Coteminas**	Tim Solso	**Cummins**
José Roberto Ermirio de Moraes	**Votorantim**	James Hackett	**Anadarko Petroleum**
Carlos Alberto Vieira	**Banco Safra**	Greg Page	**Cargill**
Jorge Gerdau Johannpeter	**Grupo Gerdau**	Bill Rhodes	**Citibank**
José Luis Cutrale	**Sucocítrico Cutrale**	Muhtar Kent	**Coca-Cola**
Luiz Roberto Nascimento	**Camargo Corrêa**	Lee McIntire	**CH2M HILL**
Marcelo Bahia Odebrecht	**Odebrecht**	David Speer	**Illinois Tool Works**
Marco Antonio Stefanini	**Stefanini IT Solutions**	Stephen Angel	**Praxair**
Maurício Botelho	**Embraer**	John Faraci	**International Paper**
Roger Agnelli	**Vale**	Greg Brown	**Motorola**

Angola • Argentina • Belgium • Brazil • Canada • Chile • Colombia • India • Italy • Mexico • Panama • Peru • Portugal • Spain • United Kingdom • United States • Venezuela

Forward-looking Statements:

The document included in this Schedule 14D-9 contains forward-looking statements, including those relating to Stefanini International Holdings Ltd’s acquisition of TechTeam Global and expected benefits or other effects of the transaction. In some cases, forward-looking statements can be identified by words such as “anticipate,” “expect,” “believe,” “plan,” “intend,” “predict,” “will,” “may,” and similar terms. Forward-looking statements in the document contained in this Schedule 14D-9 include, but are not limited to, the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The forward-looking statements contained in the document included in this Schedule 14D-9 relate to future results and events are based on TechTeam Global, Inc.’s current expectations, estimates and projections about our industry, as well as our management’s beliefs and assumptions. Forward-looking statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Actual results may differ materially from the results discussed in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, but not limited to, uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of TechTeam Global, Inc.’s stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of TechTeam Global, Inc.’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the Securities and Exchange Commission by TechTeam Global, Inc., including the Solicitation/Recommendation Statement to be filed by TechTeam Global, Inc. Investors and stockholders are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.